Exhibit 99.1

FIRST QUARTER RESULTS                                 Wednesday, April 18, 2001
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise.
Historical per share information reflects the impact of the December 1999 two-for-one stock split and the treasury stock method, retroactively applied)

                    CELESTICA ANNOUNCES FIRST QUARTER RESULTS

        Revenue Increases 67% to $2.7 Billion, EPS Increases 95% to $0.39


TORONTO, Canada - Celestica Inc. (NYSE, TSE: CLS), a world leader in electronics manufacturing services (EMS), today announced financial results for the first quarter ended March 31, 2001.

Revenue for the three months ended March 31, 2001 was $2,693 million, up 67 per cent from $1,612 million in the first quarter of 2000. The increase was driven by growth in all geographies and in key end-markets such as communications, servers and storage.

Adjusted net earnings, which exclude the after-tax impact of amortization of intangible assets, integration costs related to acquisitions and one-time charges, increased 121 per cent to $87.3 million compared to $39.5 million in the first quarter of 2000. The year-over-year improvements resulted from the higher revenue and continued expansion in operating margin.

Adjusted net earnings per share rose 95 per cent to $0.39 per share compared to $0.20 per share for the same period in 2000.

Net earnings increased 110 per cent to $54.8 million, or $0.25 per share, compared to $26.1 million or $0.13 per share in the first quarter of 2000.


FORWARD GUIDANCE

For the second quarter, the company's guidance for revenue is approximately $2.6-$2.8 billion.

The company also announced that in order to better balance its cost structure in this weaker end-market environment, it expects to record a total of $40 to $60 million in restructuring charges by the end of the second quarter. The restructuring will focus on facility consolidations and a global workforce reduction of less than 10 per cent.

Second quarter guidance for adjusted earnings per share is approximately $0.40-$0.42. Adjusted net earnings exclude the after tax impact of amortization of intangible assets, integration costs related to acquisitions and one time charges such as restructuring costs.

For the full year, the company said that due to continuing caution being expressed by its customers related to lower levels of visibility for the balance of the year, Celestica would also exercise a similar caution and not provide any full year guidance at this time.

The company said it continues to feel comfortable with its longer term 2003 financial goals of $20 billion in revenue, operating margins higher than 5 per cent, and an operating return on invested capital of greater than 30 per cent.

"Despite very turbulent and difficult end-markets for some of our customers, we are pleased that we were able to deliver solid revenue and earnings growth," said Eugene Polistuk, chairman and CEO, Celestica. "Our focus going forward is to ensure we are managing our operations to deal with the current end-market volatility without impairing our longer term potential to grow with our customers' growing outsourcing needs."

ABOUT CELESTICA
Celestica is a world leader in electronics manufacturing services (EMS) for industry leading original equipment manufacturers (OEMs), primarily in the computer and communications sectors. With facilities in North America, Europe, Asia and Latin America, Celestica provides a broad range of services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service.

For further information on Celestica, visit its website at WWW.CELESTICA.COM. The company's security filings can also be accessed at WWW.SEDAR.COM and WWW.SEC.GOV.

SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT
STATEMENTS CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT WWW.SEDAR.COM AND HTTP://WWW.SEC.GOV.

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ANY MATERIAL INFORMATION ASSOCIATED WITH THE COMPANY'S FIRST QUARTER FINANCIAL RESULTS, AND REVENUE AND ADJUSTED EARNINGS GUIDANCE FOR THE SECOND QUARTER ENDING JUNE 30, 2001.

Contacts:
Laurie Flanagan                                    Paul Carpino
Celestica Corporate Communications                 Celestica Investor Relations
(416) 448-2200                                     (416) 448-2211
FLANAGAN@CELESTICA.COM                             CLSIR@CELESTICA.COM

                                 CELESTICA INC.

                           CONSOLIDATED BALANCE SHEETS
                          (IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)



                                                DECEMBER        March 31
                                                   31
                                                  2000            2001
                                              ------------      --------
ASSETS
Current assets:
  Cash and short-term investments........    $    883,757   $    482,860
  Accounts receivable ...................       1,785,716      1,485,457
  Inventories ...........................       1,664,304      1,721,448
  Prepaid and other assets...............         138,830        192,192
  Deferred income taxes..................          48,357         49,380
                                             ------------   ------------
                                                4,520,964      3,931,337
Capital assets ..........................         633,438        708,237
Intangible assets .......................         578,272        555,287
Other assets ............................         205,311        203,990
                                             ------------   ------------
                                             $  5,937,985   $  5,398,851
                                             ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................    $  1,730,460   $  1,208,434
  Accrued liabilities....................         466,310        396,802
  Income taxes payable...................          52,572         39,634
  Deferred income taxes..................           7,702          7,704
  Current portion of long-term debt......           1,364            728
                                             ------------   ------------
                                                2,258,408      1,653,302
Accrued post-retirement benefits.........          38,086         40,496
Long-term debt ..........................         130,581        130,249
Other long-term liabilities..............           3,000          3,000
Deferred income taxes....................          38,641         39,281
                                             ------------   ------------
                                                2,468,716      1,866,328
Shareholders' equity:
  Convertible debt.......................         860,547        866,863
  Capital stock (note 4).................       2,395,414      2,400,994
  Retained earnings......................         217,512        268,883
  Foreign currency translation adjustment          (4,204)        (4,217)
                                             ------------   ------------
                                                3,469,269      3,532,523
                                             ------------   ------------
                                             $  5,937,985   $  5,398,851
                                             ============   ============

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

        THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION
               WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

            CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                  THREE MONTHS ENDED
                                                       MARCH 31
                                               -----------------------
                                                 2000           2001
                                               --------       --------
Revenue..................................     $1,612,323     $2,692,575
Cost of sales............................      1,501,737      2,499,267
                                              ----------     ----------
Gross profit.............................        110,586        193,308
Selling, general and administrative
expenses ................................         58,025         89,044
Amortization of intangible assets........         15,323         29,578
Integration costs related to acquisitions            667          2,326
Other charges............................              -          3,800
                                              ----------     ----------
Operating income ........................         36,571         68,560
Interest on long-term debt...............          3,838          4,334
Interest income, net.....................         (5,650)        (7,888)
                                              -----------    ----------
Earnings before income taxes.............         38,383         72,114
                                              ----------     ----------
Income taxes:
  Current................................         13,553         13,004
  Deferred (recovery)....................         (1,270)         4,303
                                              ----------     ----------
                                                  12,283         17,307
                                              ----------     ----------
Net earnings for the period..............         26,100         54,807
Retained earnings, beginning of period...         16,208        217,512
Convertible debt accretion, net of tax...              -         (3,436)
                                               ---------     ----------
Retained earnings, end of period.........      $  42,308     $  268,883
                                               =========     ==========

Basic earnings per share.................      $    0.14     $     0.25
                                               ---------     ----------

Diluted earnings per share (note 2)......      $    0.13     $     0.25
                                               ---------     ----------

Weighted average number of  shares
outstanding
   - basic (in thousands)................        190,119        203,615
   - diluted (in thousands) (note 2).....        199,471        223,064


                     CONSOLIDATED STATEMENTS OF ADJUSTED NET
                                    EARNINGS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



                                                  THREE MONTHS ENDED
                                                       MARCH 31
                                               ------------------------
                                                 2000           2001
                                               --------       --------
Adjusted net earnings (1)................      $  39,549      $  87,333

Adjusted net earnings per share - basic..      $    0.21      $    0.41

Adjusted net earnings per share - diluted
 (note 2)................................      $    0.20      $    0.39


(1) Adjusted net earnings exclude the after-tax effect of integration costs related to acquisitions, other charges and amortization of intangible assets.


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

        THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION
               WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)



                                             THREE MONTHS ENDED MARCH 31
                                             ---------------------------
                                                 2000           2001
                                             ------------   ------------
CASH PROVIDED BY (USED IN):
OPERATIONS:
  Net earnings for the period                 $ 26,100      $  54,807

  Items not affecting cash:
    Depreciation and amortization               38,892         69,736

    Deferred income taxes                       (1,270)         4,303

    Other                                         (640)         1,751
                                             ---------      ---------

  Cash from earnings                            63,082        130,597
                                             ---------      ---------

  Changes in non-cash working capital items:
    Accounts receivable                        (96,891)       301,934

    Inventories                               (121,026)       (31,354)

    Other assets                               (17,174)       (53,255)

    Accounts payable and accrued liabilities   209,728       (596,030)

    Income taxes payable                       (12,043)       (12,938)
                                            ----------     ----------

   Non-cash working capital changes            (37,406)      (391,643)
                                            ----------     ----------

Cash provided by (used in) operations           25,676       (261,046)
                                            ----------     ----------

INVESTING:
  Acquisitions, net of cash acquired          (135,111)       (65,720)

  Purchase of capital assets                   (68,592)       (76,533)

  Other                                            559           (386)
                                             ---------     ----------

Cash used in investing activities             (203,144)      (142,639)
                                            ----------     ----------

FINANCING:
  Decrease in long-term debt                      (635)        (1,277)

  Deferred financing costs                         (41)           (15)

  Issuance of share capital                    764,043          4,080



  Share issue costs, pre-tax                   (26,788)             -

  Other                                           (244)             -
                                             ---------      ---------

Cash provided by financing activities          736,335          2,788
                                             ---------      ---------


Increase (decrease) in cash                    558,867       (400,897)

Cash, beginning of period                      371,522        883,757
                                             ---------      ---------

Cash, end of period                          $ 930,389      $ 482,860
                                             =========      =========


Supplemental information
Paid during the period:
    Interest                                 $     426      $     504

    Taxes                                    $  23,757      $  19,432


Non-cash financing activities:
 Convertible debt accretion, net of tax      $       -      $   3,436

 Shares issued for acquisitions              $       -      $   1,500


Cash is comprised of cash and short-term investments.


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

        THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION
               WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


1.  NATURE OF BUSINESS:

    The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the computer and communications industries. The Company has operations in the United States, Canada, Mexico, United Kingdom, Ireland, Italy, Thailand, China, Hong Kong, Czech Republic, Brazil, Singapore, Japan and Malaysia.

    The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada, with a reconciliation to accounting principles generally accepted in the United States, included in the annual consolidated financial statements.

       The Company experiences seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2000.

    The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements, except that in the first quarter of 2001, the Company adopted retroactively the new Canadian Institute of Chartered Accountants Handbook Section 3500 "Earnings per share," which requires the use of the treasury stock method for calculating diluted earnings per share. This change results in an earnings per share calculation which is consistent with United States generally accepted accounting principles. Previously reported diluted earnings per share have been restated to reflect this change.

    The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2001 and the results of operations and cash flows for the three months ended March 31, 2001 and 2000.

3. ACQUISITIONS:

   During the first quarter of 2001, the Company completed certain acquisitions which were accounted for as purchases. The results of operations of the net assets acquired are included in these financial statements from their respective dates of acquisition.

    In January 2001, the Company acquired Excel Electronics, Inc. through a merger with Celestica (US) Inc., a subsidiary of the Company. The Company issued subordinate voting shares with a value of $1,500 as consideration. Approximately $1,500 in additional shares may be issued upon resolution of certain contingencies. In February 2001, the Company acquired certain assets located in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. In March 2001, the Company acquired certain assets of a repair facility in Japan from N.K. Techno Co., Ltd.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

Details of the net assets acquired in these acquisitions, at fair value, are as follows:


                                                 ACQUISITIONS
                                                 ------------
     Current assets...........................      $ 27,565
     Capital assets...........................        37,991
     Goodwill and intellectual property.......           833
     Other intangible assets..................         5,646
     Liabilities assumed......................        (4,815)
                                                   ---------
     Net assets acquired......................      $ 67,220
                                                    ========
     Financed by:
     Cash....................................      $ 65,720
     Issue of shares.........................         1,500
                                                   --------
                                                   $ 67,220
                                                   ========


    Other intangible assets represent the excess of purchase price over the fair value of tangible assets acquired in facility acquisitions.

    In February 2001, the Company entered into agreements with Avaya Inc. to purchase certain assets in Denver, Colorado and Little Rock, Arkansas. The purchase price is estimated to be approximately $200,000. At the same time, the Company entered into a strategic supply agreement. This acquisition is expected to close in phases throughout the second and third quarters of 2001.

4.  OUTSTANDING SHARES:

    As at March 23, 2001, Celestica had outstanding 39,065,950 multiple voting shares, 164,773,434 subordinate voting shares and 17,005,224 options to acquire subordinate voting shares under Celestica's employee incentive plans.

5.  SEGMENTED INFORMATION:

    The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, income taxes, amortization of intangible assets, other charges and integration costs related to acquisitions). The Company monitors enterprise-wide performance based on adjusted net earnings, which is calculated as net earnings before amortization of intangible assets, other charges and integration costs related to acquisitions, net of related income taxes. Inter-segment transactions are reflected at market value.

    The following is a breakdown of: revenue, EBIAT, adjusted net earnings (which is after income taxes) and total assets by operating segment. Certain comparative information has been restated to reflect changes in the management of operating segments.


                                              THREE MONTHS ENDED MARCH 31
                                             ----------------------------
                                                  2000            2001
                                             ------------      ---------
     REVENUE
     Americas                                $1,180,727        $1,695,620
     Europe                                     347,873           904,885



     Asia                                       154,561         214,962
     Elimination of inter-segment revenue       (70,838)       (122,892)
                                             ----------      ----------

                                             $1,612,323      $2,692,575
                                             ==========      ==========


                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                              THREE MONTHS ENDED MARCH 31
                                             ----------------------------
                                                  2000            2001
                                             ------------      ---------
EBIAT
Americas.................................    $    32,195      $  52,656
Europe...................................         12,500         41,173
Asia.....................................          7,866         10,435
                                             -----------      ---------
                                                  52,561        104,264
Interest, net............................          1,812          3,554
Amortization of intangible assets........        (15,323)       (29,578)
Integration costs related to acquisitions           (667)        (2,326)
Other charges............................              -         (3,800)
                                             -----------      ---------
Earnings before income taxes.............    $    38,383    $    72,114
                                             ===========    ===========
Adjusted net earnings....................    $    39,549    $    87,333
                                             ===========    ===========


                                              THREE MONTHS ENDED MARCH 31
                                             ----------------------------
                                                  2000            2001
                                             ------------      ---------
TOTAL ASSETS
Americas.................................    $ 2,679,003    $$3,067,970
Europe...................................        615,112      1,916,438
Asia.....................................        341,899        414,443
                                             -----------     ----------
                                             $ 3,636,014    $ 5,398,851
                                             ===========    ===========


    The Company's external revenue allocated by manufacturing location among foreign countries exceeding 10% are as follows:


                                              THREE MONTHS ENDED MARCH 31
                                             ----------------------------
                                                  2000            2001
                                             ------------      ----------
REVENUE
Canada...................................          35%            25%
United States............................          28%            30%
Italy....................................            -            13%
United Kingdom...........................          19%            15%


6.  COMPARATIVE FIGURES

    Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.